NO ACT

PE 12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013706

January 27, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-10

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Re: General Dynamics Corporation
Incoming letter dated December 22, 2009

Dear Mr. Dye:

This is in response to your letters dated December 22, 2009 and January 19, 2010 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. We also have received letters from the proponent dated December 29, 2009, January 13, 2010, January 19, 2010 and January 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 22, 2009

The proposal relates to special meetings.

There appears to be some basis for your view that General Dynamics may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of General Dynamics' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Dynamics omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which General Dynamics relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

January 19, 2010

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing in response to the letter submitted to the staff by the Proponent dated January 13, 2010, addressing our request that the staff concur in our view that General Dynamics (the "Company") may exclude from its 2010 proxy materials the above-referenced shareholder proposal (the "Proposal").

The Proponent's letter contains numerous objections to the Company's decision to exclude the Proposal from its proxy materials, the bases for which are set forth in our letter dated December 22, 2009. None of those objections addresses the merits of the basis for exclusion of the Proposal set forth in our prior letter. The Proponent's letter does not counter the fact that (i) the Proponent's original submission of the Proposal did not provide evidence of ownership of the Company's common stock, (ii) the Company notified the Proponent of the deficiency within 14 days of its receipt of the Proposal and explained how the deficiency could be remedied, and (iii) the Proponent's subsequent submission still failed to evidence ownership of a sufficient amount of the Company's common stock to establish the Proponent's eligibility to submit the Proposal.

The staff recently considered the Proponent's submission of nearly the exact same proposal to another company with the same deficient proof of ownership of that company's common stock. See *Allegheny Energy* (December 22, 2009). In *Allegheny*, the staff concluded that the proposal was excludable under Rules 14a-8(b) and (f) for the same reasons set forth in our prior letter. Accordingly, as in *Allegheny*, the Proposal is excludable.

In addition, as set forth in our prior letter, we continue to believe that the Proposal is excludable under Rules 14a-8(i)(2), (i)(3), (i)(6) and (i)(10).

For these reasons, we renew our request that the staff concur in our view or, alternatively, confirm that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2010 proxy materials.

Sincerely,



Alan L. Dye

cc: Gregory Gallopoulos
General Dynamics Corporation
John Chevedden

\\\DC - 061467/000067 - 3017491 v2

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 John Chevedden's Rule 14a-8 Proposal
General Dynamics (GD)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 22, 2009 no action request, supplemented January 19, 2010.

Neither the company nor its opinion address this key sentence in the proposal:
"This proposal does not impact our board's current power to call a special meeting."

This same defect applies to a number of 2010 no action requests with opinions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

[GD: Rule 14a-8 Proposal, October 26, 2009]

3 [number to be assigned by the company] – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes any combination of small shareowners who can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

NOT ADDRESSED

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance and performance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay.

No part of Mr. Chabraja's pay was tied to long-term performance. Mr. Chabraja could have been paid at the upper quartile while performing below the median. Despite the substantial drop in stock price, $6.9 million worth of restricted stock vested even though stock options were substantially underwater. Mr. Chabraja's "all other compensation" was also substantial, including substantial personal travel on corporate aircraft and tax reimbursement. Mr. Chabraja even received pay for his contributions to a savings plan, club memberships, financial planning, tax reimbursements and life insurance. Source: The Corporate Library.

Director James Crown had 22-years tenure (independence concern), served on our 3 most important board committees and received our highest withheld votes. Our directors also served on these boards rated "D" by The Corporate Library: John Keane, MetLife (MET); Lester Lyles, KBR, Inc. (KBR); James Crown, JPMorgan (JPM) and Nicholas Chabraja, Northern Trust (NTRS). This was compounded by these directors holding 5 of the 10 seats on our three most important board committees.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of recent valuable experience gleaned from other boards. We had no shareholder right to Cumulative Voting, an Independent Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 John Chevedden's Rule 14a-8 Proposal
General Dynamics (GD)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 22, 2009 no action request, supplemented January 19, 2010.

The company highlights *Allegheny* but fails to address any of the new issues presented here that were not presented in *Allegheny*.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
General Dynamics (GD)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 22, 2009 no action request.

I have continuously owned 100 shares of General Dynamics Corporation (GD) since January 1, 2008 as listed in the attached 2009 Fidelity broker letter. This attached 2009 broker letter uses text similar to the attached 2008 Fidelity broker letter which was used for eight rule 14a-8 proposals. Not one of these eight proposals was excluded because of this similar 2008 broker letter text.

The company claim of odd-lot holdings that happened to total 100 shares makes no sense. For last year's proposal the company understood that the proponent owned 100 shares with a similarly worded broker letter (attached).

The company cannot benefit from rule 14a-8 when the company does not follow rule 14a-8. The company claims that it received the November 9, 2009 broker letter (that it is complaining about) 14-days after it received the rule 14a-8 proposal (October 26, 2009).

However rule 14a-8 states that the company must notify the proponent with any complaint on proof of ownership that comes to its attention within 14-day of receiving the rule 14a-8 proposal. However the company failed to notify the proponent at any time whatsoever of any complaint about the November 9, 2009 proof of ownership.

Reference (emphasis added):
Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of *any* procedural or eligibility deficiencies, as well as of the time frame for your response.**

There is no lone shareholder who can use the narrow company 10%-threshold provision adopted about a year ago on February 4, 2009 (according to the attached list of major holders) and the company has a market capitalization of $27 billion according to another attachment.

The company objects to the following text which was not excluded in the precedents bellow:
"This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

Precedents:
Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

The company i-6 objection appears to be gratuitously dependent on its i-2 objection.

The company failed to disclose that the below resolved statement in its highlighted precedent Time Warner Inc. (Jan. 31, 2008) is substantially different:

[TWX: Rule 14a-8 Proposal, November 23, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>


Fidelity
INVESTMENTS

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Post-it® Fax Note 7671	Date 11-9-09	# of pages ▶
To Neal Wheeler	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 703-876-3554	Fax #	

November 9, 2009

John R. Chevedden
Via Facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:



This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), General Dynamics Corporation (GD) and the Boeing Company (BA).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of the securities listed above since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W394211-09NOV09

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

December 15, 2008

John R. Chevedden
Via facsimile to: OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares of the following securities since September 30, 2007:

Position	CUSIP	Position	CUSIP
AMR Corp.	001765106	Northrop Grumman Corp Holding Co.	666807102
Caterpillar Inc.	149123101	Priceline Com. Inc.	741503403
Continental Airlines Cl. B	210795308	Pep Boys Manny Moe & Jack*	713278109
Lowes Companies	548661107	Raytheon Co. Common	755111507

* Mr. Chevedden has continuously owned at least 150.000 shares of this company since September 30, 2007

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted. For general questions about your account you may call us anytime at 800-544-6666. Thank you for choosing to invest with Fidelity Investments.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W031510-11DEC08


Fidelity
INVESTMENTS



2009 Broker Letter

November 6, 2008

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,



I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100.000 shares of the following securities since July 1, 2006:



- General Dynamics Cp. (GD)
- Lockheed Martin Cp. (LMT)
- Edison International (EIX)

I hope this information is helpful. If you have any questions or need additional information, please call 1-800-544-4442. Your Premium team is available to assist you from 8:00 a.m. to 9:00 p.m. Eastern time, Monday through Friday.

Sincerely,

Rich Williams

Rich Williams
Senior Premium Services Specialist

Our file: W043808-05NOV08

Post-it® Fax Note 7671		Date 11-6-08	# of pages ▶
To Ned Wheeler		From John Chevedden	
Co./Dept.		Co.	
Phone #		*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 703-876-3554		Fax #	

[GD: Rule 14a-8 Proposal, October 26, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes any combination of small shareowners who can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance and performance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay.

No part of Mr. Chabraja's pay was tied to long-term performance. Mr. Chabraja could have been paid at the upper quartile while performing below the median. Despite the substantial drop in stock price, $6.9 million worth of restricted stock vested even though stock options were substantially underwater. Mr. Chabraja's "all other compensation" was also substantial, including substantial personal travel on corporate aircraft and tax reimbursement. Mr. Chabraja even received pay for his contributions to a savings plan, club memberships, financial planning, tax reimbursements and life insurance. Source: The Corporate Library.

Director James Crown had 22-years tenure (independence concern), served on our 3 most important board committees and received our highest withheld votes. Our directors also served on these boards rated "D" by The Corporate Library: John Keane, MetLife (MET); Lester Lyles, KBR, Inc. (KBR); James Crown, JPMorgan (JPM) and Nicholas Chabraja, Northern Trust (NTRS). This was compounded by these directors holding 5 of the 10 seats on our three most important board committees.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of recent valuable experience gleaned from other boards. We had no shareholder right to Cumulative Voting, an Independent Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(10)

December 22, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2010 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2010 proxy materials in reliance on Rules 14a-8(b) and (f)(1) or, in the alternative, Rules (i)(2), (i)(6), (i)(3) and (i)(10).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to the Proponent.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or about March 19, 2010.

THE PROPOSAL

The Proposal requests that the Company's stockholders approve the following resolution:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes any combination of small shareowners who can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION

A. Rules 14a-8(b) and 14a-8(f)(1) – The Proponent Has Failed to Establish Eligibility to Submit the Proposal

Rule 14a-8(b)(1) provides, in part, that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(2) provides that, if a stockholder does not appear in the company's records a registered holder of the requisite number of value of the company's securities, the stockholder may verify its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the stockholder's ownership.

The Company received the Proposal on October 26, 2009. The Proponent's submission did not contain any documentation evidencing the Proponent's ownership of the Company's common stock. After reviewing its records with the assistance of its transfer agent, the Company determined that the Proponent is not a record holder of the Company's common stock. Accordingly, on October 28, 2009, the Company notified the Proponent in a letter sent via e-mail and overnight delivery of his need to provide proof of ownership of the Company's common stock. A copy of the Company's October 28, 2009 letter to the Proponent is attached as Exhibit 2. On November 9, 2009, the Proponent forwarded to the Company a copy of a letter from a broker purporting to verify the Proponent's ownership of the Company's common stock. A copy of the broker's letter is attached as Exhibit 3.

The broker's letter provides, in part:

> "This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), General Dynamics Corporation (GD) and the Boeing Company (BA).
>
> Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of the securities listed above since January 1, 2008."

The quoted language fails to provide evidence that the Proponent continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date he submitted the Proposal. Instead, the broker letter simply states that the Proponent has held an aggregate of 100 shares of Allegheny Energy, General Dynamics and Boeing, without specifying the number of shares of each issuer held by the Proponent.

The Company's common stock is traded on the New York Stock Exchange ("NYSE"). The staff has stated that in determining whether a proponent has held at least $2,000 in market value of a company's voting securities, the value of the securities will be determined by reference to the highest selling price of the securities during the 60 days prior to the submission of the proposal. *Staff Legal Bulletin No. 14* (July 13, 2001). The highest selling price of the Company's common stock on the NYSE in the 60 days preceding the submission of the Proposal was $68.84. Accordingly, to have met the market value threshold of Rule 14a-8(b), the Proponent must have held more than 29 shares of the Company's common stock for one year as of October 26, 2009. Based on the broker's letter, however, the Company is unable to determine how many shares of the Company's common stock the Proponent owned as of that date. According to the broker's letter, the Proponent may have owned 1 share of the Company's common stock, 1 share of Allegheny Energy's common stock, and 98 shares of Boeing's common stock, or any other combination of ownership adding up to 100 shares. For this reason, the Proponent failed to establish ownership of the requisite number or value of the Company's common stock to be eligible to submit the Proposal to the Company under Rule 14a-8.

If a stockholder submits a proposal and fails to provide proof of ownership, Rule 14a-8(f)(1) permits the company to exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter. As noted above, the Company transmitted to the Proponent within 14 days of receipt of the Proposal a letter advising the Proponent of his failure to provide proof of ownership. The Proponent's response was sent to the Company within 14 days of receipt of the Company's letter, but it failed to cure the procedural deficiency. Neither Rule 14a-8, nor any staff precedent under Rule 14a-8, requires a company to notify a proponent a second time if the company has advised the proponent of a procedural deficiency and the proponent has failed to cure the deficiency.

The staff has consistently held proponents to the procedural requirements of Rule 14a-8 and permitted exclusion of proposals where the proponent failed to cure a procedural deficiency. See *Time Warner Inc.* (February 19, 2009) (allowing exclusion of a proposal where proponent's response to company's deficiency notice failed to cure the deficiency); see also *General Electric Co.* (December 19, 2008); *Exxon Mobil Corp.* (January 29, 2008). In certain cases the staff has permitted proponents an opportunity to cure a deficiency after the 14 day deadline, but in those instances there was a defect in the deficiency notice sent by the company. See, e.g., *JPMorgan Chase & Co.* (March 7, 2008) (permitting opportunity to cure deficiency where proponent never received the company's deficiency notice) and *LNB Bancorp, Inc.* (December 28, 2007) (allowing proponent an opportunity to cure deficiency where the company's deficiency notice failed to inform the proponent of what would constitute proper documentation to cure the defect). In this case, the Company's deficiency notice alerted the Proponent that he had failed to provide evidence of his ownership of the Company's common stock as required by Rule 14a-8(b), stated the means by which the Proponent could cure the deficiency and attached a copy of Rule 14a-8. Accordingly, we do not believe that the Proponent should be afforded a second opportunity to cure the deficiency after the 14-day deadline has passed.

B. Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

Rule 14a-8(i)(10) allows a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The staff has noted that exclusion under Rule 14a-8(i)(10) will be permitted where the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991). This standard has consistently led the staff to agree that, in order for a proposal to be "substantially implemented," a company must have implemented only the essential objectives of the proposal, and need not have implemented each and every aspect of the proposal. See, e.g., *Sun Microsystems, Inc.* (August 28, 2008); *ConAgra Foods* (July 3, 2006).

The Proposal seeks to allow a holder of 10% of the Company's outstanding common stock, or a group of stockholders holding more than 10% of the Company's outstanding stock, to call a special meeting of stockholders. On February 4, 2009, the Company's board of directors adopted an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders (the "Bylaw Amendment"). A copy of the Bylaw Amendment is attached as Exhibit 4. The Bylaw Amendment requires the Company's board of directors to call a special meeting of stockholders upon the request of either a single stockholder holding at least 10%, or one or more stockholders holding at least 25%, of the combined voting power of the Company's then-outstanding shares of capital stock. The Company's board of directors has the discretion to determine whether to proceed with the special meeting if some requesting stockholders revoke the request for the meeting, and the remaining stockholders hold less than the required amount of the Company's voting power. Although the Proposal and the Bylaw Amendment differ regarding the ownership required for a group of stockholders to be able to call a special meeting of stockholders, the Bylaw Amendment substantially implements the Proposal because it addresses the essential objectives of the Proposal (i.e., the ability of stockholders to call a special meeting).

The staff has routinely permitted companies to exclude a proposal where the company's actions have addressed the underlying objectives of the proposal, even though the exact proposal is not implemented. For example, last year the staff permitted the Company to exclude nearly the same proposal, also submitted by the Proponent, based on the Company's adoption of the Bylaw Amendment. See *General Dynamics Corp.* (February 6, 2009). In that case, the proposal requested that the Company's board of directors amend the bylaws and each appropriate governing document to permit holders of 10% of the Company's common stock to call special stockholder meetings. The staff agreed with the Company that the Bylaw Amendment substantially implemented the proposal. Similarly, the staff in another instance has permitted a company to exclude a proposal seeking to permit stockholders to call a special meeting of stockholders, with no restrictions, where the company had amended its bylaws to allow holders of at least 25% of the company's outstanding stock to call a special meeting of stockholders. See *Borders Group, Inc.* (March 11, 2008). In that case the staff concurred in the company's view that the proposal had been substantially implemented, notwithstanding that the bylaw adopted by the company contained a restriction on the ability of stockholders to call a special meeting (i.e., a minimum stock ownership level). Similarly, in *Johnson & Johnson* (February 19, 2008), the staff allowed the company to exclude a proposal that sought to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting, where the company proposed to adopt a bylaw amendment that would give holders of 25% of the company's outstanding stock the power to call a special meeting. As in *Borders* and *Johnson & Johnson*, while the Bylaw Amendment differs somewhat from the Proposal, the Company's bylaw addresses the essential objectives of the Proposal, namely the ability of stockholders to call a special meeting.

A stockholder should not be permitted to revise a proposal in minor respects year after year in an effort to have it deemed substantially different from the stockholder's prior proposal, with the result being that the new proposal will be ineligible to be excluded as substantially implemented.

The Proponent's objective was achieved last year, when the Company adopted the Bylaw Amendment. It would be an abuse of the Rule 14a-8 process to allow the Proponent to revise his initial proposal, which the Company substantially implemented, to force a stockholder vote on yet another variation of his special meetings proposal.

For the foregoing reasons, we believe the Company has substantially implemented the Proposal and that the Proposal therefore may be excluded under Rule 14a-8(i)(10).

C. Rule 14a-8(i)(2) – The Proposal, if Implemented, Would Cause the Company to Violate State Law

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. As more fully explained in the opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, attached as Exhibit 5, implementation of the Proposal, whether by amendment of the Company's certificate of incorporation or its bylaws, would cause the Company to violate Delaware law.

The Proposal requests that the Company's board of directors amend the Company's bylaws and other appropriate governing documents to give a holder of 10% of the Company's common stock the power to call a special meeting of stockholders (or multiple stockholders who hold in the aggregate more than 10% of the Company's common stock). The third sentence of the Proposal mandates that "such bylaw and/or charter text" not have any "exception or exclusion conditions" that apply only to stockholders but not to the Company's management and/or board of directors.

While we believe the third sentence of the Proposal is vague and subject to varying interpretations (as discussed below), it requires that any restriction imposed on the power of stockholders to call a special meeting apply equally to the Company's management and/or board of directors. Because the Proposal itself imposes a restriction on the ability of stockholders to call a special meeting by requiring that stockholders requesting a meeting hold at least 10% of the Company's outstanding common stock, the Proposal appears to require that the same restriction apply to the Company's management and/or board of directors. As discussed in the attached opinion of Delaware counsel, imposition of this restriction on the ability of the board of directors to call a special meeting of stockholders would violate Section 211(d) of the General Corporation Law of the State of Delaware (the "DGCL"), which provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws."

1. Amendment of Certificate of Incorporation

Section 102(b)(1) of the DGCL provides that the powers of the corporation, directors and stockholders may be created, defined, limited or regulated by the certificate of incorporation, except where any such provision is contrary to the laws of Delaware. Accordingly, a company's certificate of incorporation may limit director powers, but not in a way that is inconsistent with Delaware law. As the opinion of Delaware counsel explains, Delaware courts have held that "core" director duties may not be modified or limited through the certificate of incorporation. These "core" duties include those duties vested in the board by Delaware law that involve the board's discharge of its fiduciary duties.

As explained in the opinion of Delaware counsel, the proper discharge of the fiduciary duties of a corporation's board of directors may require the board to call a special meeting of stockholders at any time, for any reason. For these reasons, the power of the board of directors to call a special meeting of stockholders, which is expressly provided for in Section 211(d) of the DGCL, constitutes a "core" duty that may not be substantively limited or modified by the certificate of incorporation. Because the Proposal seeks to limit the ability of the Company's board of directors to perform this core duty and may impede the board in discharging its fiduciary duties, the Proposal may not be implemented by charter amendment under Section 102(b)(1), and, in the opinion of Delaware counsel, the adoption of the Proposal as an amendment to the Company's certificate of incorporation would violate Delaware law.

2. Bylaw Amendment

As noted in the attached opinion of Delaware counsel, Section 109 of the DGCL allows a corporation to include in its bylaws any provision relating to the business or affairs of the corporation, so long as the provision is not inconsistent with law or the corporation's certificate of incorporation. Because implementation of the Proposal through a bylaw amendment would violate Delaware law (i.e., Section 211(d) of the DGCL), the Proposal may not be implemented utilizing Section 109.

Moreover, implementation of the Proposal through a bylaw amendment would be inconsistent with Section 141(a) of the DGCL, which provides that the business and affairs of a Delaware corporation are to be managed by the board of directors, except as provided in the DGCL or the corporation's certificate of incorporation. As discussed in the opinion of Delaware counsel, a bylaw that governs the board's decision-making *process* may be valid under Section 141(a), but a bylaw that acts to divest the board of *substantive* decision-making power is not valid.[1] Accordingly, the restriction on the ability of a board of directors to call a special meeting of stockholders that would be imposed by implementation of the Proposal would go well beyond governing the process through which the board determines whether to call a special meeting and would impair the board's substantive ability to exercise its statutorily granted power to call a special meeting. Therefore, the Proposal may not be implemented by bylaw amendment. Instead, the restriction would have to be implemented by an amendment to the certificate of incorporation, and then only if the amendment were otherwise permissible under Delaware law, which is impermissible as noted above.

In addition, as noted in the attached opinion of Delaware counsel,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire third sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Accordingly, because the DGCL does not permit a substantive restriction on the power of the board to call a special meeting of stockholders, there is no "extent" to which the Proposal's requirements may be implemented under state law.

---

[1] See *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In *CA*, the court considered, at the request of the Commission, whether a proposed bylaw amendment was a proper subject for stockholder action under Delaware law (for purposes of Rule 14a-8(i)(1)), and whether the bylaw amendment, if implemented, would be valid under Delaware law (for purposes of Rule 14a-8(i)(2)). The court held that, while the bylaw amendment was a proper subject for stockholder action, implementation of the bylaw would violate Delaware law because the bylaw would intrude on the directors' power to manage the business and affairs of the corporation under §141(a) of the DGCL.

The staff previously has permitted exclusion of a similar proposal on the basis that its implementation would cause the company to violate Delaware law. In *Marathon Oil* (February 6, 2009), the company received a proposal seeking to allow holders of 10% of the company's common stock to call a special stockholder meeting. The proposal requested, in part, that its implementation "not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The company, in reliance upon an opinion of counsel, successfully argued that the language noted rendered the proposal improper for implementation under Delaware law. The quoted language differs only from the Proposal in that it states that implementation may not have exception or exclusion conditions "applying to shareowners only" as opposed to the Proposal's language prohibiting exception or exclusion conditions "that apply only to shareowners." The difference in wording in these two formulations does not change the fact that both versions of the proposal are improper under Delaware law. We are aware of the staff's responses to other companies that have sought to exclude proposals with the same language as the Proposal in reliance on Rule 14a-8(i)(2). See *Morgan Stanley* (February 4, 2009); *Verizon Communications* (February 2, 2009). However, as noted above, we respectfully submit that the minor differences in language between the Proposal and the proposal at issue in the *Marathon Oil* letter do not alter the fact that, in the opinion of Delaware counsel, the Proposal's implementation would violate Delaware law.

For these reasons, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2).

D. <u>Rule 14a-8(i)(6) – The Company's Board of Directors Lacks the Power to Implement the Proposal</u>

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. On numerous occasions, the staff has permitted the exclusion of a proposal under Rule 14a-8(i)(6) where the proposal seeks action that is contrary to state law. See *Schering-Plough Corp.* (March 27, 2008) (permitting exclusion of proposal that would violate New Jersey law) and *AT&T, Inc.* (February 19, 2008) (permitting exclusion of proposal that would violate Delaware law). As discussed above and in the attached opinion of Delaware counsel, the Proposal requests that the Company's board of directors take action that is beyond its power under Delaware law. Accordingly, the Company lacks the power to implement the Proposal, and therefore the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(6).

E. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite and, Consequently, Materially False and Misleading, and the Proposal Contains Materially False and Misleading Statements

The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludable under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SLB No. 14B*").

The staff has regularly permitted exclusion of a proposal where the actions taken by the company to implement the proposal could differ significantly from the actions envisioned by the stockholders voting on the proposal. See, e.g., *Fuqua Industries, Inc.* (March 12, 1991). The staff previously has permitted exclusion on this basis of proposals seeking to allow stockholders to call a special meeting. For example, in *Time Warner Inc.* (Jan. 31, 2008), the staff agreed that a proposal seeking "no restriction" on the right to call a special meeting "compared to the standard allowed by applicable law" was vague and misleading where it could not be inferred whether the proposal was intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called.

In this case, the Proposal states that the bylaw or charter provision implementing the Proposal may "not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As was the case in *Time Warner*, the Proponent offers no guidance regarding what is meant by "exception or exclusion conditions." This phrase could be interpreted to mean that the requested bylaw or charter amendment may not limit the subject matter of proposals that a stockholder may seek to bring before a special meeting if directors are not similarly limited, or it could be interpreted to mean that stockholders may not be subject to procedural restrictions on the calling or conduct of a special meeting (such as minimum notice to the Company, disclosure of information about the proposal or the proponent, attendance at the meeting, or limitations on the time permitted for presenting the stockholder's business) if those restrictions are not also applicable to management or the board of directors. In addition, as discussed above, the language could be interpreted to require that the restriction on calling a special meeting of stockholders contained in the Proposal itself – ownership of 10% of the Company's outstanding common stock – be applied to management and the board of directors. Finally, the Proposal could be interpreted to mean that shares of the Company's common stock owned by "management and/or the board" may not be considered and counted in connection with the right to call a special meeting, meaning that members of management and the board of directors could not, in their capacities as stockholders, call a special meeting.

We note that the staff previously has not permitted exclusion of proposals containing this same language in reliance on Rule 14a-8(i)(3). See, e.g., *Schering-Plough Corporation* (April 3, 2009). However, the staff has permitted exclusion of the alternative version of the same proposal that contains the language discussed above in Section B of this letter (i.e., "applying to shareowners" vs. "that apply only to shareowners"). See, e.g., *International Business Machines* (January 26, 2009). We respectfully submit that both versions of the Proposal are equally incomprehensible and subject to varying interpretations. We therefore believe that the Proposal is false and misleading and excludable under Rule 14a-8(i)(3).

As these different interpretations make clear, the Proposal contains vague and misleading terms that likely would result in any actions taken by the Company to implement the Proposal differing significantly from the actions envisioned by the stockholders in deciding whether or not to approve the Proposal. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by stockholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). See, e.g., *Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same). For these reasons, the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8 (i)(2), (i)(6), (i)(3) and (i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,



Alan L. Dye

cc: David A. Savner
General Dynamics Corporation
John Chevedden

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

Aslaksen, Julie

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, October 26, 2009 1:48 PM
To:	Savner, David
Cc:	Aslaksen, Julie
Subject:	Rule 14a-8 Proposal (GD)
Attachments:	CCE00001.pdf

Mr. Savner,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Nicholas Chabraja
Chairman, CEO
General Dynamics (GD)
2941 Fairview Park Dr Ste 100
Falls Church, VA 22042

Rule 14a-8 Proposal

Dear Mr. Chabraja,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

October 26, 2009
Date

cc: David A. Savner <[redacted]>
Corporate Secretary
PH: [redacted]
PH: [redacted]
FX: [redacted]
Julie Aslaksen <[redacted]>
Counsel
PH: [redacted]

[GD: Rule 14a-8 Proposal, October 26, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes any combination of small shareowners who can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance and performance issues were identified:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay.

No part of Mr. Chabraja's pay was tied to long-term performance. Mr. Chabraja could have been paid at the upper quartile while performing below the median. Despite the substantial drop in stock price, $6.9 million worth of restricted stock vested even though stock options were substantially underwater. Mr. Chabraja's "all other compensation" was also substantial, including substantial personal travel on corporate aircraft and tax reimbursement. Mr. Chabraja even received pay for his contributions to a savings plan, club memberships, financial planning, tax reimbursements and life insurance. Source: The Corporate Library.

Director James Crown had 22-years tenure (independence concern), served on our 3 most important board committees and received our highest withheld votes. Our directors also served on these boards rated "D" by The Corporate Library: John Keane, MetLife (MET); Lester Lyles, KBR, Inc. (KBR); James Crown, JPMorgan (JPM) and Nicholas Chabraja, Northern Trust (NTRS). This was compounded by these directors holding 5 of the 10 seats on our three most important board committees.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of recent valuable experience gleaned from other boards. We had no shareholder right to Cumulative Voting, an Independent Chairman or a Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Wheeler, Neal

From: Wheeler, Neal
Sent: Wednesday, October 28, 2009 4:53 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Aslaksen, Julie
Subject: Letter to General Dynamics
Attachments: Chevedden10282009.PDF

Mr. Chevedden – Please see the attached regarding the recent letter you sent to General Dynamics.

Thank you,

L. Neal Wheeler
Assistant General Counsel,
Corporate & Securities
General Dynamics Corporation

GENERAL DYNAMICS

Neal Wheeler
Assistant General Counsel,
Corporate and Securities

October 28, 2009

Via Overnight Mail and Email *** FISMA & OMB Memorandum M-07-16 ***
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We are in receipt of your letter dated October 26, 2009 and the attached shareholder proposal (the "Proposal"). Your letter and the Proposal were received in our offices via email on October 26, 2009.

Your letter indicates that you are the beneficial owner of shares of the common stock of General Dynamics Corporation, and that you have held those shares continuously for more than one year prior to the date of submission of the Proposal.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we hereby notify you of your failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of your beneficial ownership of General Dynamics' common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on October 26, 2009, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of General Dynamics' common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or any amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of General Dynamics' common stock as of or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

Kindly provide the requested information to me at the following address or fax number:

Neal Wheeler
Assistant General Counsel, Corporate & Securities
General Dynamics Corporation

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Please do not hesitate to call me at if you have any questions.

Sincerely,

Neal Wheeler

L. Neal Wheeler

Enclosures

cc: Julie P. Aslaksen

Title 17: Commodity and Securities Exchanges
§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law.

Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

Wheeler, Neal

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 09, 2009 2:43 PM
To:	Wheeler, Neal
Cc:	Aslaksen, Julie
Subject:	Rule 14a-8 Broker Letter-(GD)
Attachments:	CCE00009.pdf

Mr. Wheeler,
Please see the attached broker letter. Please advise on Tuesday whether there are any rule 14a-8 open-items now.
Sincerely,
John Chevedden

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917



Post-it® Fax Note 7671	Date 11-9-09 # of pages ▶
To Neal Wheeler	From John Chevedden
Co./Dept.	Co.
Phone # ***	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 703-876-3554	Fax #

November 9, 2009

John R. Chevedden
Via Facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his ownership of Allegheny Energy, Inc. (AYE), General Dynamics Corporation (GD) and the Boeing Company (BA).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held 100.000 shares of the securities listed above since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W394211-09NOV09